400 West Sycamore Street, Independence, KS 67301

T: 855-200-6964, F: 913-273-0462, E: info@midwestog.com

March 23, 2015

United States Securities Exchange Commission

Attention: Karl Hiller, Branch Chief

Division of Corporate Finance

Washington, DC 20549

Re: Midwest Oil and Gas Inc.

Form 10-K for the Fiscal Year ended January 31, 2014

Filed May 29, 2014

Form 10-Q for the Fiscal Quarter ended October 31, 2014

Filed December 22, 2014

Response Letter dated January 26, 2015

File No. 000-54666

Dear Mr. Hiller:

Further to your letter of March 9, 2015 with respect to the above noted matter, we are in the process of preparing our Form 10-K for the year ended January 31, 2015 and would like to submit the changes to our Form 10-K for the year ended January 31, 2014 and Form 10-Q for the quarter ended October 31, 2014 concurrently with the filing our Form 10-K for the year ended January 31, 2015.

Accordingly, we are requesting an extension within which to respond to your above mentioned letter until May 1, 2015.

Sincerely,

Daniel Martinez.

President